Exhibit 99.1

GRUPO TMM COMPANY CONTACTS: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-327-2420 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Marco Provencio Press Relations, Proa/StructurA 011-525-55-629-8758 and 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM TO REPORT FOURTH QUARTER AND FULL-YEAR 2003
EARNINGS FEBRUARY 26, HOST CONFERENCE CALL FEBRUARY 27

Mexico City, February 2, 2003 - Grupo TMM, S.A. (NYSE: TMM) will publish fourth-quarter and full-year 2003 financial results on Thursday, February 26, 2004, after the close of trading on the New York Stock Exchange. Management will discuss earnings and provide a corporate update on Friday, February 27, 2004, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-218-0204 (domestic) or 303-262-2190 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 19836. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation.

A replay of the conference call will be available through March 5, 2004, at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 567334. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 19836.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.